FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

October 17, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

October 17, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is very pleased to announce that it has fulfilled the terms of its option agreement with Fronteer Development Group Inc (“Fronteer”) relating to the Company’s right to earn an undivided 51% interest in the 1,664 hectare Dixie Lake property (the “Property”) located in Ontario’s 30 million ounce gold Red Lake Gold District .

Under the terms of the option agreement with Fronteer Development Group, dated August 26, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 51% interest in the Property by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company recently presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed Grandview that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the Property.

Grandview President and CEO Paul Sarjeant is very pleased by the Company’s progress on the Property and views its increased Red Lake interest position as a significant benefit to shareholders. “We discovered a new quartz vein zone (NS Zone) and significant high-grade gold intercepts including 22.90 g/tonne over 2.86 m (0.67 oz/t over 9.38 ft), 163.75 g/tonne over 0.47 m (4.78 oz/t over 1.54 ft), 61.97 g/tonne over 1.0 m (1.81 oz/t over 3.28 ft) and 11.30 g/tonne over 1.7 m (0.33 oz/t over 5.57 ft) on the Property this season. We also confirmed the extension of gold mineralization at the 88-4 and Main zones,” says Sarjeant.

“With a focus on these target zones, Company geologists are compiling drill hole data, assays and mapping information to determine the optimum drill program for spring or summer 2008.” See Company news release dated September 18, 2007 for complete details of the 2007 diamond drilling program at Dixie Lake.

About the Property

The Dixie Lake Property is located in the Red Lake Gold District approximately 16 miles south of Goldcorp’s 11 million ounce Red Lake Mine, one of the richest, lowest cost

Grandview Gold Inc.

production gold mines in the world. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$21 billion at today’s prices.

The Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer. The Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt.

Diamond drilling conducted on the Dixie Lake gold property prior to Grandview's participation, generated economically interesting gold grades in three dimensions. Teck Corporation, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton.

This inferred gold resource included high grade intercepts up to 15.60 g/t gold over 2.83m (from DL89-09) at depths of less than 50m. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

About the Company

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, including Nevada's Carlin Trend, Ontario Red Lake Gold District and Manitoba's emerging Rice Lake District. The 28 square-mile Pony Creek Project represents the largest consolidated land position on the Carlin Trend not already owned by a major.

Exploration Status

In the Red Lake District, the Company has concluded its drilling and field exploration program on the Dixie Lake Property but will be returning to diamond drill at Sanshaw-Bonanza this winter. In Nevada, Grandview geologists are winding down 2007 season drilling and field exploration and assays are pending. In the Rice Lake District, the Company is about to commence diamond drilling on the Angelina project near the Rice Lake Gold Project (formerly San Antonio Mine).

Item 5.	Full Description of Material Change

October 17, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is very pleased to announce that it has fulfilled the terms of its option agreement with Fronteer Development Group Inc (“Fronteer”) relating to the Company’s right to earn an undivided 51% interest in the 1,664 hectare Dixie Lake property (the “Property”) located in Ontario’s 30 million ounce gold Red Lake Gold District .

Under the terms of the option agreement with Fronteer Development Group, dated August 26, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 51% interest in the Property by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company recently presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed Grandview that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the Property.

Grandview Gold Inc.

Grandview President and CEO Paul Sarjeant is very pleased by the Company’s progress on the Property and views its increased Red Lake interest position as a significant benefit to shareholders. “We discovered a new quartz vein zone (NS Zone) and significant high-grade gold intercepts including 22.90 g/tonne over 2.86 m (0.67 oz/t over 9.38 ft), 163.75 g/tonne over 0.47 m (4.78 oz/t over 1.54 ft), 61.97 g/tonne over 1.0 m (1.81 oz/t over 3.28 ft) and 11.30 g/tonne over 1.7 m (0.33 oz/t over 5.57 ft) on the Property this season. We also confirmed the extension of gold mineralization at the 88-4 and Main zones,” says Sarjeant.

“With a focus on these target zones, Company geologists are compiling drill hole data, assays and mapping information to determine the optimum drill program for spring or summer 2008.” See Company news release dated September 18, 2007 for complete details of the 2007 diamond drilling program at Dixie Lake.

About the Property

The Dixie Lake Property is located in the Red Lake Gold District approximately 16 miles south of Goldcorp’s 11 million ounce Red Lake Mine, one of the richest, lowest cost production gold mines in the world. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$21 billion at today’s prices.

The Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer. The Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt.

Diamond drilling conducted on the Dixie Lake gold property prior to Grandview's participation, generated economically interesting gold grades in three dimensions. Teck Corporation, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton.

This inferred gold resource included high grade intercepts up to 15.60 g/t gold over 2.83m (from DL89-09) at depths of less than 50m. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

About the Company

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, including Nevada's Carlin Trend, Ontario Red Lake Gold District and Manitoba's emerging Rice Lake District. The 28 square-mile Pony Creek Project represents the largest consolidated land position on the Carlin Trend not already owned by a major.

Exploration Status

In the Red Lake District, the Company has concluded its drilling and field exploration program on the Dixie Lake Property but will be returning to diamond drill at Sanshaw-Bonanza this winter. In Nevada, Grandview geologists are winding down 2007 season drilling and field exploration and assays are pending. In the Rice Lake District, the Company is about to commence diamond drilling on the Angelina project near the Rice Lake Gold Project (formerly San Antonio Mine).

Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant Phone:
(416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 17th day of October 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.